

GARDINER ROBERTS LLP
Lawyers

RECEIVED
2005 APR 25 P 12:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kathleen Skerrett
Direct Line: 416 865 6660
kskerrett@gardiner-roberts.com



05007459

COPY

April 13, 2005

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario M5H 3S8

Attention: Continuous Disclosure

SUPPL

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No.: ~~82175~~ 82-4637

Enclosed please find an original and a copy of a Form 45-501F1 dated **April 13, 2005** relating to the issuance of bonus warrants of ZTEST as indicated in the form.

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

GARDINER ROBERTS LLP

PROCESSED
MAY 02 2005
THOMSON FINANCIAL

Per: Kathleen Skerrett
/ys

cc: Alberta Securities Commission (with enclosures)
British Columbia Securities Commission (with enclosures)
TSX Venture Exchange (with enclosures)
ZTEST Electronics Inc. (with enclosures)
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** (with enclosures)

Encls.

U:\WPDOC\LTR\ZTEST\OSCF45501 apr05.doc

FORM 45-501F1
Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon
clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

2. **Full name and address of the issuer of the securities traded.**

   ZTEST Electronics Inc. ("ZTEST")
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

3. **Description of the securities traded.**

   1,177,524 bonus warrants entitling the holder to acquire common shares at a price of $0.155 per share until April 8, 2007 issued as partial consideration for a line of credit to ZTEST's wholly-owned subsidiary.

4. **Date of trade(s).**

   April 8, 2005

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
Minjay Holdings Ltd. Kitchener, Ontario	1,177,524 Bonus Warrants	0	$0	Section 2.3 of OSC Rule 45-501
TOTAL	1,177,524 Bonus Warrants			

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

   Yes.

7. State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.

N/A

8. Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?

Yes.

9. State the name (or title) and the telephone number of the person who may be contacted with respect to any question regarding the contents of this report.

William R. Johnstone (416) 865-6605

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto, Ontario

this 13th of April, 2005.

ZTEST ELECTRONICS INC.
(Name of seller or agent - please print)



(Signature)

CORPORATE SECREARY
(Official capacity - please print)

WILLIAM R. JOHNSTONE
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 or this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416)593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55
   20 Queen Street West
   Toronto, Ontario M5H 3S8

U:\WPDOC\PUBLIC\F45501F1.OSA\ZTEST apr05.doc